1 Focused on unmet needs in women’s reproductive health January 2021 Exhibit 99.1

2 Disclaimer Matters discussed in this presentation may constitute forward-looking statements. The forward-looking statements contained in this presentation reflect our views as of the date of this presentation about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. Some of the key factors that could cause actual results to differ from our expectations include our plans to develop and potentially commercialize our product candidates; our planned clinical trials and preclinical studies for our product candidates; the timing of and our ability to obtain and maintain regulatory approvals for our product candidates; the extent of clinical trials potentially required for our product candidates; the clinical utility and market acceptance of our product candidates; our commercialization, marketing and manufacturing capabilities and strategy; our intellectual property position; and our ability to identify and in-license additional product candidates. For further information regarding these risks, uncertainties and other factors that could cause our actual results to differ from our expectations, you should read he risk factors set forth in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 5, 2020 and the risk factors disclosed in the Report on Form 6-K filed with the SEC on November 5, 2020, and our other filings we make with the Securities and Exchange Commission from time to time. We expressly disclaim any obligation to update or revise the information herein, including the forward-looking statements, except as required by law. Please also note that this presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities. This presentation concerns products that are under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration. It is currently limited by federal law to investigational use, and no representation is made as to its safety or effectiveness for the purposes for which it is being investigated. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of such products. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

About ObsEva 3 ObsEva  (NASDAQ: OBSV and SIX: OBSN) is a clinical-stage biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health.   Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids and preterm labor Founded in 2012 Locations: Geneva , Switzerland and Boston, MA  Employees: 46 total EU and US Listings: NASDAQ (OBSV) and SIX (OBSN) Collaborations with Kissei, YuYuan Bioscience, Merck Serono

Seasoned leadership team Brian O’Callaghan Chief Executive Officer Elizabeth Garner MD, MPH Chief Medical Officer David Renas Chief Financial Officer Fabien de Ladonchamps   Chief Administrative Officer Jean-Pierre Gotteland, PhD Chief Scientific Officer Wim Souverijns, PhD Chief Commercial Officer 4

Board of Directors Frank Verwiel, MD Chairperson Ernest Loumaye, MD, PhD Annette Clancy, BSc (Hons) Barbara Duncan Audit Committee Chair James I. Healy, MD, PhD Ed Mathers Rafaèle Tordjman, MD, PhD Jacky Vonderscher, PhD 5

Investor highlights

1. Pursuing promising large indications for serious conditions that compromise **women's reproductive health and beyond**, with the potential to extend into other indications including prostate cancer

2. Ebopiprant, the **only oral $PGF_{2\alpha}$ receptor antagonist in development, has positive phase 2 data** and favorable safety that support a **Phase 2b dose ranging study** (initiation in EU/Asia planned in 2H:21)

3. Yselty® has potential **best in class efficacy, a favorable tolerability profile, and unique flexible dosing options;** multiple value-generating milestones in the next year, including:
   - Phase 3 uterine fibroids PRIMROSE 76 W data (1Q:21); NDA submission (1H:21); MAA approval for uterine fibroids and regional commercial partnerships pending
   - Phase 3 endometriosis ELDELWEISS 3 primary endpoint readout (4Q:21)

4. Strong **global partnerships and collaborations** support ObsEva approach

5. Seasoned **leadership team** with a track record for success to drive meaningful patient data

ObsEva | 6

Product overview  7

Multiple development programs drive value Uterine Fibroids – Ph3 PRIMROSE 1 (U.S) Uterine Fibroids – Ph3 PRIMROSE 2 (EU & U.S) Endometriosis – Ph3 EDELWEISS 3 EU & U.S. IVF – Ph1/2 in China Preterm Labor – Ph2b 8

9 EBOPIPRANT Potential to delay preterm birth to improve newborn health and reduce medical costs

Preterm birth is delivery before 37 weeks of pregnancy

Life altering & costly

$26B/yr
U.S. economic burden

>1
In 10 babies are born preterm

1 million
preterm related deaths in 2015 WW *

LEADING
cause of death in children under age 5

Babies surviving early birth face greater likelihood of lifelong disabilities

Preterm birth, a costly burden per baby

$16.9B+ U.S. infant medical costs

$195K+ average cost per U.S. survivor infant born 24-26 weeks

$50K average U.S. cost for a preterm infant

WHO 'Born Too Soon: The Global Action Report on Preterm Birth' (2012); Kissin et al. NEJM, 2014
Behrman et al., National Academies Press, 2007

** WHO: 15 million babies born preterm each year worldwide, and number is rising.*



ObsEva

10

11 Ebopiprant: an advancement in treatment of preterm labor Orally active, selective prostaglandin F2α (PGF2α) receptor antagonist Potential to treat preterm labor with improved safety over non-selective COX *inhibitors (NSAIDS) *COX: cyclooxygenase

Ebopiprant represents an evolution of therapy for preterm labor (PTL) 12 No FDA-approved PTL treatment available in the US* Treatment includes off-label use of COX (non-selective prostaglandin inhibitors), calcium channel blockers, beta-mimetics Current treatments associated with safety issues that limit use Atosiban (intravenous oxytocin receptor antagonist) approved in EU and some Asian countries Ebopiprant is an oral selective prostaglandin inhibitor Potential for similar efficacy with improved safety *Makena is a progestin used for the prevention of PTL in women with a prior history of preterm birth; it is not approved for the treatment of PTL

Ebopiprant is designed to delay delivery by at least 48 hours 13 IC Hi Vicki,    A few more thoughts about slide 10/11 for consideration. I hope this helps!   Slide 10: the key message we want to convey is the importance of this 48 hour window for improving newborn health (facilitate lung maturity and patient transfer to neonatal intensive care facilities).  Let’s focus on illustrating newborn health.     Slide 11: the key message we want to convey is epopiprant is the only PGF2alpha receptor antagonist and has potential best-in-class efficacy (so the mechanism of action, route of administration and efficacy differs from atosiban… hence the evolution).    Let me know of any questions! Thanks for jumping in on your first day ��   Mari Purpura, Ph.D. Short-term prolongation of pregnancy (at least 48 hours) provides a critical window for impact on neonatal outcomes: Allows full effect of corticosteroids on neonatal lung maturity Prematurity associated with respiratory complications due to insufficient lung maturation Corticosteroids used to speed up maturation process Maximum effect occurs ~48+ hours after administration Allows patient transfer to centers with NICU* *NICU=neonatal intensive care unit

Ebopiprant Phase 2a PROLONG study


Dosing period and FU visit
- Visits at site -
Maternal and neonatal FU
- Site visits or medical records -
Infant follow-up
- Non-interventional, no site visits -
Screening and day 1
End of treatment visit
Follow-up visit
D1 D2 D3
D7
D14
Delivery
Delivery +28 D
Term# +6 M
Term# +12 M
Term# +24 M
Expected Term
≤24h
ebopiprant or placebo
Atosiban
Hospitalisation

Study design:

- Double-blind, randomized
- Atosiban + Ebopiprant vs
- Atosiban + Placebo

Endpoints:

- Incidence of delivery within 48 hours and 7 days of treatment
- Time to delivery and delivery prior to 37 weeks of gestation
- Maternal, fetal, neonatal safety

ObsEva | 14

Ebopiprant Phase 2a PROLONG study Demographics and baseline characteristics 15

Overall delivery rate within 48 hours reduced by > 50% 16 Percentage of women delivering within 48 hours

Singleton delivery rate within 48 hours reduced by > 50% 17 Percentage of women delivering within 48 hours

Singleton 24-30wk delivery rate within 7 days reduced by 40% 18 Percentage of women delivering within 7 days

Ebopiprant Phase 2b dose ranging study Anticipated initiation 2H:21* 19 Study Design: Global (EU and Asia) Dose escalating Double-blind, randomized Atosiban + Ebopiprant vs Atosiban + Placebo Key Eligibility Criteria: Single gestation 24-34 weeks Confirmed preterm labor No contraindication to tocolysis Endpoints: Optimal dose Incidence of delivery within 48 hours and 7 days of treatment Time to delivery and delivery prior to 37 weeks of gestation Maternal, fetal, neonatal safety *Discussions with FDA on requirements for US clinical development to occur in parallel 19

Ebopiprant, a potential breakthrough for preterm labor 20 Ebopiprant has demonstrated proof of concept in delaying preterm birth, enabling ObsEva to plan its further development Enabling administration of critical drugs for neonatal protection Maternal, fetal and neonatal safety comparable to placebo Phase 2b study will include higher doses to more fully define ebopiprant potential and the longer-term benefits for babies

DESIGNED to TREAT more women suffering from uterine fibroids Yselty®, our proposed trade name for linzagolix, is conditionally acceptable for the FDA. Linzagolix has not been approved by FDA for any indication for use. Linzagolix is an investigational drug.

Uterine fibroids

A significant unmet need translating into a multibillion market

$34B/yr
total U.S. costs from direct costs, lost workdays and complications

9 million
women in the U.S. affected by fibroids

70%+
of women have fibroids by age 50

Quality of Life
premenopausal women may experience heavy menstrual bleeding, anemia, bloating, infertility, pain and swelling

600,000
hysterectomies are performed annually in the U.S.

300,000
are because of uterine fibroids

>4 million
women in the U.S. are treated annually for fibroids



ObsEva

Cardozo et al., Am J Obstet Gynecol 2012; Stewart et al. NEJM, 2015; Flynn et al., Am J Obstet Gynecol 2006; Truven Health, Fibroid Foundation website; Epidemiology of women's health, Jones & Bartlett Learning, Ruby T. Senie, 2014

22

 GnRH antagonist mechanism of action 23

Yselty® is the only GnRH antagonist being developed to provide differentiated options for women suffering from uterine fibroids The promise of the GnRH antagonists Dose dependent reduction of estradiol (E2) 24 60 20 E2 concentration (pg/mL) 1 Optimal Range 2 Partial suppression reduces E2 into the optimal zone, minimizing BMD loss and eliminating the need for ABT Full suppression virtually eliminates E2, requiring ABT to return to the optimal zone and minimizing BMD loss + ABT Symptoms BMD loss 0 ABT = Add Back Therapy (1mg estradiol + 0.5 mg norethindrone acetate) BMD = Bone Mineral Density 100 200 mg with ABT 100 mg without ABT

Bioavailability > 80% Half-life 14-15 hours No CYP3A4 induction/food effect A potential new gold standard treatment for uterine fibroids Differentiated PK/PD profile 25

Uterine fibroids are ruining lives… 26 No two women are the same, but millions share a common problem: suffering the daily consequences of uterine fibroids …Yselty®, designed to treat more women Yselty® 200 mg once daily without ABT Yselty® 100 mg once daily without ABT Yselty® 200 mg once daily with concomitant ABT For short-term use (up to 6 months) when rapid reduction in fibroid and uterine volume is desired For long-term use for women with a contraindication to or who prefer to avoid ABT For long-term use for women for whom ABT is appropriate The hypothetical patients represented on this slide are for illustrative purposes only as no strength of linzagolix has been approved nor is there FDA-approved Prescribing Information to guide clinical decisions

Up to 50% of US women suffering from uterine fibroids may have a contraindication to hormonal ABT* Black women are overrepresented 27 0% 10% 20% 30% 40% 50% 60% Obesity (BMI ≥ 30) in women aged ≥20 Non-Hispanic Black Non-hispanic White Severe obesity (BMI ≥40) in women aged ≥20 Smokers aged ≥18 Hypertension uncontrolled** Dyslipidemia Genetic risk factors for Venous thromboembolism Proportion of U.S. population (%) Proportion of U.S. population https://www.cdc.gov/nchs/products/databriefs/db360.htm: 2017-2018; https://www.cdc.gov/nchs/products/databriefs/db360.htm: 2017-2018; https://www.cdc.gov/tobacco/data_statistics/fact_sheets/adult_data/cig_smoking/index.htm#nation; https://www.cdc.gov/2018 ** Proportion of individuals with hypertension - Overall population Male vs Female: 47% vs 43% *U.S. FDA elagolix PI, section 4. Contraindications and section 5.1. Warnings and precautions – thromboembolic disorders and vascular events (see slide 26) ** See slide 27

28 ABT = Add Back Therapy (1mg estradiol + 0.5 mg norethindrone acetate) Primary efficacy endpoint is proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline 2 full menstrual cycles 24 weeks 28 weeks 24 weeks n = 103/102 n = 94/97 n = 107/101 n = 105/103 n = 102/98 100 mg + ABT 200 mg + ABT 24-Week Post Treatment Follow-up Double-Blind Treatment Double-Blind Treatment Placebo 200 mg + ABT 100 mg 100 mg 100 mg + ABT 200 mg + ABT Primary efficacy endpoint Key secondary endpoints, Safety P1/P2 Screening Phase 3 registration studies PRIMROSE 1 (US) and PRIMROSE 2 (EU/US) Patients in the studies received no Vitamin D or calcium supplementation Placebo (P1 only) 200 mg 200 mg + ABT

PRIMROSE 1 and 2 achieved primary endpoint for both doses Responder* analysis at week 24 29 *Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline Error bars are 95% CI P=0.003 P<0.001 P<0.001 P<0.001 n=103 n=94 n=102 n=102 n=97 n=98 n=205 n=191 n=200 P<0.001 P<0.001

PRIMROSE 1 and 2 achieved sustained reduction in MBL Responder* analysis at week 52 30 *Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline

Significant pain reduction maintained at weeks 52 and 64 31 Pain assessed on Numerical Rating Scale: 0-10

LGX 200 mg without ABT significantly reduces uterine volume Substantial reduction compared to placebo & LGX 200 mg with ABT at Week 24 32

24-week efficacy data support Yselty® (linzagolix) as potential best-in-class GnRH antagonist Source: Company information Note: NR = Not reported. *Primary endpoint: Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline ** P-value not reported + Simon et al, Obstet Gynecol 135, 1313-1326 2020 ++ Venturella R et al, ESHRE 2020 abstract. Caution advised when comparing across clinical trials. Below data are not head-to-head comparison, and no head-to-head trials have been completed, nor are underway 33 33

Minimal BMD change with both doses, plateauing after week 24 Expected age-related BMD decline observed in placebo arm at Week 52 34 Recovery at 6 months post-treatment (in subjects with a decrease at Week 52): Median % BMD increase: LGX 100 mg about 0.8%, LGX 200 mg + ABT about 1.2%

Bone mineral density – no change in z-scores BMD remains well within age-matched normal ranges during and after treatment for both doses 35 Z-score compares BMD to the average values of a person of the same age and gender. A score < -2 is a sign of less bone mass than expected

Favorable tolerability profile Summary of adverse events—week 24 to 52 36

No signal related to adverse events of interest* Adverse events of interest/pregnancy – week 24 to 52 37 * Adverse events of interest are AEs that are potentially related to suppression of estradiol and have been reported with Oriahnn treatment

ABT-containing regimens may be contraindicated in up to 50% of US women with uterine fibroids based on the elagolix US label* and analysis of CDC data** 38 Potentially best-in-class  Favorable tolerability profile  Unique set of treatment options  *U.S. FDA elagolix PI, section 4. Contraindications and section 5.1. Warnings and precautions – thromboembolic disorders and vascular events (see slide 26) ** See slide 27 Designed to treat more women Excellent clinical data driving differentiated profile No safety signal of concern for any of the Yselty® regimens BMD remains within age-matched normal ranges during and after treatment Unique PD/PK Profile Efficacy sustained up to 52 weeks for all dose regimens Potentially best-in-class symptom control for 200 mg with ABT Unique low dose option without ABT showing clinically meaningful & sustained efficacy Significant uterine volume reduction for 200 mg without ABT

Endometriosis

An emotionally and physically painful condition

$22B/yr

total U.S. costs

176 million

women worldwide suffer from endometriosis

60%+

of women feel symptoms by age 16

Quality of Life

premenopausal women may experience pelvic pain, pain during intercourse and defecation, infertility and emotional distress

Endometriosis affects up to

10%+ in the general population

50%+ in the fertile population

60%+ in patients with chronic pelvic pain

5 million

women in the U.S. are treated annually for endometriosis



Obseva

Cardozo et al., Am J Obstet Gynecol 2012; 2017; Stewart et al. NEJM, 2015; Flynn et al., Am J Obstet Gynecol 2006; Truven Health, Fibroid Foundation website

39

40 * Titration after 12 weeks based on E2 serum level at weeks 4 and 8 **BMD = bone mineral density 8-14 weeks 24 weeks 24 weeks 75 mg daily 100 mg daily 200 mg daily Placebo 50 mg daily 50 mg daily 50 mg daily 100 mg daily 200 mg daily Primary efficacy endpoint: VRS PAIN SCORE RESPONDER RATE Secondary endpoint: BMD** Lead-in Phase 2b EDELWEISS in endometriosis 75 mg daily* Titrated dose 50-100 mg Optional extension: 6M + 6M follow-up Enrollment 328 patients, ~65/arm 50 sites in U.S. (n=177) 14 sites in EU (n= 151) Follow-up Patients were provided with Vitamin D and calcium

41 Phase 2b EDELWEISS in endometriosis Overall Pelvic Pain (%) ** * Potential point of differentiation as 75mg partial suppression dose is nearly as effective as 200mg full suppression dose * p value <0.05 ** p value <0.01 *** p value <0.001 for linzagolix doses compared to placebo Dysmenorrhea (%) Non-menstrual Pelvic Pain (%) Responder (0-3 VRS) Responder (0-3 VRS) *** *** * Responder (0-3 VRS)

42 Phase 2b EDELWEISS in endometriosis Sustained improvement in overall endometriosis symptoms (PGIC) PGIC (%) % Much and very much improvement (%) 26.8 48.9* 61.7 64.3 55.8 * 70 76.2 Plc 75 mg 200 mg Week 12 Week 24 Week 52

43 Phase 2b EDELWEISS in endometriosis 75 mg effective without significantly affecting BMD Lumbar Spine Total hip Femoral neck Mean % change in BMD from baseline to 24 weeks (12 weeks for placebo) 75mg 200mg Error bars are 95% CIs

44 ABT: Add Back Therapy (estradiol + norethindrone acetate) 11±5 weeks 24 weeks 75 mg daily 200 mg daily + ABT Placebo 200 mg daily + ABT 75 mg daily 200 mg daily + ABT Co-Primary efficacy endpoint: DYS/NMPP Responder Analysis Lead-in Phase 3 endometriosis trial EDELWEISS 3 24 weeks treatment 24 weeks extension 75 mg daily Post Treatment Follow-up Patients are provided with Vitamin D and calcium

Investor highlights

1. Pursuing promising large indications for serious conditions that compromise **women's reproductive health and beyond**, with the potential to extend into other indications including prostate cancer

2. Ebopiprant, the **only oral $PGF_{2\alpha}$ receptor antagonist in development, has positive phase 2 data** and favorable safety that support a **Phase 2b dose ranging study** (initiation in EU/Asia planned in 2H:21)

3. Yselty® has potential **best in class efficacy, a favorable tolerability profile, and unique flexible dosing options;** multiple value-generating milestones in the next year, including:
   - Phase 3 uterine fibroids PRIMROSE 76 W data (1Q:21); NDA submission (1H:21); MAA approval for uterine fibroids and regional commercial partnerships pending
   - Phase 3 endometriosis ELDELWEISS 3 primary endpoint readout (4Q:21)

4. Strong **global partnerships and collaborations** support ObsEva approach

5. Seasoned **leadership team** with a track record for success to drive meaningful patient data

ObsEva

45

46 Thank you